BELLATRIX EXPLORATION LTD.
CONDENSED BALANCE SHEETS
(unaudited, expressed in Canadian dollars)

($000s)	March 31, 2018	December 31, 2017

ASSETS
Current assets
Accounts receivable (note 14)	$37,544	$45,672
Deposits and prepaid expenses	3,523	3,709
Current portion of risk management asset (note 14)	30,613	31,910
	71,680	81,291

Risk management asset (note 14)	3,223	1,213
Deferred taxes (note 10)	49,521	48,298
Exploration and evaluation assets (note 3)	18,498	22,731
Property, plant and equipment (note 4)	1,187,207	1,187,390
Total assets	$1,330,129	$1,340,923

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$74,907	$73,307
Current portion of other deferred liabilities (note 6)	2,930	20,790
Current portion of risk management liability (note 14)	6,118	4,468
Current portion of decommissioning liability	1,921	1,924
	85,876	100,489

Credit Facilities (note 5)	56,890	52,066
Convertible Debentures (liability component) (note 5)	39,965	39,426
Senior Notes (note 5)	315,491	305,409
Risk management liability (note 14)	5,002	3,422
Other deferred liabilities (note 6)	7,205	7,402
Decommissioning liabilities	58,467	58,687
Total liabilities	568,896	566,901

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 7)	1,068,377	1,068,377
Convertible Debentures (equity component) (note 5)	7,818	7,818
Contributed surplus	56,204	56,092
Retained earnings (deficit)	(371,166)	(358,265)
Total shareholders’ equity	761,233	774,022
Total liabilities and shareholders’ equity	$1,330,129	$1,340,923

See accompanying notes to the condensed financial statements.

Bellatrix Exploration Ltd.	1

BELLATRIX EXPLORATION LTD.
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited, expressed in Canadian dollars)
For the three months ended March 31,

($000s)	2018	2017

REVENUES
Petroleum and natural gas sales (note 8)	$64,491	$65,134
Royalties	(6,613)	(7,391)
Other income (note 8)	1,724	890
Total revenues net of royalties	59,602	58,633

Realized gain (loss) on commodity contracts	3,884	3,090
Unrealized gain (loss) on commodity contracts	(4,022)	31,829
Revenues net of royalties and commodity contracts	59,464	93,552

EXPENSES
Production	26,884	29,317
Transportation	6,573	3,233
General and administrative	7,220	6,037
Share-based compensation (note 9)	(543)	496
Depletion and depreciation (note 4)	27,438	28,837
(Gain) loss on dispositions	(11,806)	50
Total expenses	55,766	67,970

NET PROFIT (LOSS) BEFORE FINANCE AND TAXES	3,698	25,582

Finance expenses (note 11)	9,823	9,713
Realized (gain) loss on foreign exchange (note 12)	(92)	2
Unrealized (gain) loss on foreign exchange (note 12)	8,091	(1,705)

NET PROFIT (LOSS) BEFORE TAXES	(14,124)	17,572

TAXES
Deferred tax (recovery) expense (note 10)	(1,223)	4,523

NET PROFIT (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$(12,901)	$13,049

Net profit (loss) per share (note 13)
Basic	($0.26)	$0.26
Diluted	($0.26)	$0.23

See accompanying notes to the condensed financial statements.

Bellatrix Exploration Ltd.	2

BELLATRIX EXPLORATION LTD.
CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited, expressed in Canadian dollars)
For the three months ended March 31,

($000s)	2018	2017

SHAREHOLDERS’ CAPITAL
Common shares (note 7)
Balance, beginning of year	$1,068,377	$1,068,084
Share issue costs on equity issue, net of tax effect	—	3
Balance, end of period	1,068,377	1,068,087

CONVERTIBLE DEBENTURES (EQUITY COMPONENT) (note 5)
Balance, beginning of year	7,818	7,818
Balance, end of period	7,818	7,818

CONTRIBUTED SURPLUS
Balance, beginning of year	56,092	54,418
Share-based compensation expense	211	1,098
Adjustment of share-based compensation expense for forfeitures of unvested share options	(99)	(66)
Balance, end of period	56,204	55,450

RETAINED EARNINGS (DEFICIT)
Balance, beginning of year	(358,265)	(266,902)
Net (loss) profit	(12,901)	13,049
Balance, end of period	(371,166)	(253,853)

TOTAL SHAREHOLDERS’ EQUITY	$761,233	$877,502

See accompanying notes to the condensed financial statements.

Bellatrix Exploration Ltd.	3

BELLATRIX EXPLORATION LTD.
CONDENSED STATEMENTS OF CASH FLOWS
(unaudited, expressed in Canadian dollars)
For the three months ended March 31,

($000s)	2018	2017

Cash provided from (used in):

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net (loss) profit	$(12,901)	$13,049
Adjustments for:
Depletion and depreciation (note 4)	27,438	28,837
Accretion on decommissioning obligations	329	313
Non-cash financing and accretion	1,263	1,157
Share-based compensation (note 9)	(543)	496
Unrealized (gain) loss on commodity contracts	4,022	(31,829)
Unrealized foreign exchange (gain) loss (note 12)	8,091	(1,705)
(Gain) loss on dispositions	(11,806)	50
Deferred tax expense (recovery) (note 10)	(1,223)	4,523
Decommissioning costs incurred	(948)	(602)
Change in non-cash working capital (note 15)	893	(6,031)
	14,615	8,258

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Share capital issue costs	—	4
Settlement of share based payments	(15)	—
Advances from loans and borrowings	4,823	22,323
Financing obligations	(1,799)	(1,879)
Deferred lease inducements	(83)	(85)
Deferred capital obligations	(3,281)	(3,211)
Change in non-cash working capital (note 15)	4,281	5,841
	3,926	22,993

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets (note 3)	(28)	(1,174)
Additions to property, plant and equipment (note 4)	(24,440)	(48,638)
Proceeds on sale of property, plant and equipment	642	—
Change in non–cash working capital (note 15)	5,285	18,561
	(18,541)	(31,251)

Change in cash	—	—

Cash, beginning of year	—	—

Cash, end of period	$—	$—

Cash paid:
Interest	$2,637	$2,328
See accompanying notes to the condensed financial statements.

Bellatrix Exploration Ltd.	4

BELLATRIX EXPLORATION LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited, expressed in Canadian dollars)

1.	CORPORATE INFORMATION
Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.
Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.
Bellatrix was incorporated in Alberta, Canada and the Company’s registered office and principal place of business is located at 1920, 800 - 5th Avenue SW, Calgary, Alberta, Canada, T2P 3T6.

2.	BASIS OF PREPARATION

a.	Statement of compliance
These condensed financial statements (“interim financial statements”) were authorized by the Board of Directors on May 8, 2018. The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. The interim financial statement note disclosures do not include all of those required by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable for annual financial statements. Accordingly, the interim financial statements should be read in conjunction with the audited financial statements and notes thereto as at, and for the year ended December 31, 2017.

b.	Basis of measurement
The interim financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash settled share-based payment arrangements measured at fair value. The interim financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality. These interim financial statements are prepared within the framework of the same significant accounting policies, critical judgments, accounting estimates, accounting policies and methods of computation as the audited financial statements and notes thereto as at and for the fiscal year ended December 31, 2017, except as discussed in Note 2(c).

c.	Changes in significant accounting policies
IFRS 9 Financial Instruments ("IFRS 9")
The Company adopted IFRS 9 effective January 1, 2018. IFRS 9 replaces IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 introduces new requirements for the classification and measurement of financial assets, amends the requirements related to hedge accounting, and introduces a forward-looking expected loss impairment model.
The adoption of this standard has no impact on the Company’s financial statements on the date of adoption, or for comparative periods. There was no change in the carrying amounts recognized under IAS 39, despite the new measurement categories stipulated under IFRS 9. The Company has applied IFRS 9 retrospectively, without restatement.
All financial assets are initially measured at fair value. Financial assets are subsequently measured at either amortized cost, fair value through other comprehensive income or fair value through profit or loss, depending on the Company's business model for managing the financial assets, and the contractual cash flow characteristics of the financial assets. Financial assets are not reclassified subsequent to their initial recognition, except if the Company changes its business model for managing financial assets.

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A financial asset is subsequently measured at amortized cost if it meets both of the following conditions:

(i).	The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and

(ii).	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Financial assets that meet condition (ii) above that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets is subsequently measured at fair value through other comprehensive income.
All other financial assets are subsequently measured at their fair values, with changes in fair value recognized in profit or loss (“FVTPL”).
There was no change to the measurement categories for financial liabilities. Financial liability classifications are all unchanged from their classifications under IAS 39. Deferred share units, restricted awards and performance awards continue to be classified as FVTPL. Accounts payable and accrued liabilities, Credit Facilities, Senior Notes, Convertible Debentures (each as defined in Note 5) and finance lease obligations continue to be classified as amortized cost.
A comparison of financial instrument classifications, pre and post adoption of IFRS 9, is as follows:

Financial Assets and Liabilities	IAS 39	IFRS 9
Accounts receivable	Amortized cost	Amortized cost
Commodity risk management contracts	FVTPL	FVTPL
Foreign exchange risk management contracts	FVTPL	FVTPL
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Deferred share units	FVTPL	FVTPL
Restricted awards	FVTPL	FVTPL
Performance awards	FVTPL	FVTPL
Credit Facilities	Amortized cost	Amortized cost
Senior Notes	Amortized cost	Amortized cost
Convertible Debentures	Amortized cost	Amortized cost
Finance lease obligation	Amortized cost	Amortized cost
The Company considers expected credit losses upon recognition of accounts receivable, and recognizes these expected credit losses as an allowance for doubtful accounts. The Company’s accounts receivable are short-term in nature, with the majority of payments typically received within a 12-month period. Accounts receivable do not have a significant financing component. Consequently, the Company recognizes an amount equal to the lifetime expected credit losses based on the Company’s historical experience and forward-looking information. The carrying amount of these assets in the balance sheet is net of any loss allowance. The adoption of IFRS 9 did not result in any additional provision for impairment.
IFRS 15 Revenue from Contracts with Customers ("IFRS 15")
The Company adopted IFRS 15 with a date of initial application of January 1, 2018. Bellatrix used the cumulative effect method to adopt the new standard. Bellatrix has reviewed its revenue streams and major contracts with customers using the IFRS 15 five-step model and there are no material changes to the timing or amounts of revenue recognized.
The additional disclosures required by IFRS 15, including those required by the cumulative effect method, are detailed in Note 8.
Revenue from the sale of crude oil, natural gas, condensate and natural gas liquids (“NGLs”) is measured based on the consideration specified in contracts with customers and excludes amounts collected on behalf of third parties. Bellatrix

Bellatrix Exploration Ltd.	6

recognizes revenue when it transfers control of the product to the buyer. This is generally at the time the customer obtains legal title to the product and when it is physically transferred to the delivery mechanism agreed with the customer, often pipelines or other transportation methods.
Bellatrix evaluates its arrangements with third parties and partners to determine if the Company acts as the principal or as an agent. In making this evaluation, management considers if Bellatrix obtains control of the product delivered, which is indicated by Bellatrix having the primary responsibility for the delivery of the product, having the ability to establish prices or having inventory risk. If Bellatrix acts in the capacity of an agent rather than as a principal in a transaction, then the revenue is recognized on a net basis, only reflecting the fee, if any, realized by the Company from the transaction.
Processing fees charged to other entities for use of pipelines and facilities owned by the Company are evaluated by management to determine if these originate from contracts with customers or from incidental or collaborative arrangements. Processing fees charged to other entities that are from contracts with customers are recognized in revenue when the related services are provided.
Royalty income is recognized as it accrues in accordance with the terms of the overriding royalty agreements.

3.	EXPLORATION AND EVALUATION ASSETS

($000s)
Cost
Balance, December 31, 2016	$29,246
Additions	1,664
Dispositions	(7,843)
Transfer to oil and natural gas properties	(336)
Balance, December 31, 2017	22,731
Additions	28
Transfer to oil and natural gas properties	(4,261)
Balance, March 31, 2018	$18,498
Exploration and evaluation (“E&E”) assets consist of Bellatrix’s exploration projects which are pending the determination of proved or probable reserves and production.

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4.	PROPERTY, PLANT AND EQUIPMENT

($000s)	Oil and Natural Gas Properties	Operated Facilities	Office Furniture and Equipment	Total
Cost
Balance, December 31, 2016	$2,034,954	$56,060	$26,420	$2,117,434
Additions	111,485	12,058	1,888	125,431
Transfer from exploration and evaluation assets	336	—	—	336
Disposals	(298,102)	—	—	(298,102)
Balance, December 31, 2017	1,848,673	68,118	28,308	1,945,099
Additions	20,184	2,576	234	22,994
Transfer from exploration and evaluation assets	4,261	—	—	4,261
Balance, March 31, 2018	$1,873,118	$70,694	$28,542	$1,972,354
Accumulated Depletion, Depreciation and Impairment
Balance, December 31, 2016	$806,656	$1,987	$12,219	$820,862
Charge for the year	116,693	1,122	2,837	120,652
Disposals	(196,955)	—	—	(196,955)
Impairment	13,150	—	—	13,150
Balance, December 31, 2017	739,544	3,109	15,056	757,709
Charge for time period	26,500	279	659	27,438
Balance, March 31, 2018	$766,044	$3,388	$15,715	$785,147

Carrying Amounts
At December 31, 2017	$1,109,129	$65,009	$13,252	$1,187,390
At March 31, 2018	$1,107,074	$67,306	$12,827	$1,187,207
Bellatrix has included $811 million (2017: $920 million) for future development costs and excluded $43.8 million (2017: $46.4 million) for estimated salvage value from the depletion calculation for the three months ended March 31, 2018.
For the three months ended March 31, 2018, the Company capitalized $2.1 million (2017: $2.4 million) of general and administrative expenses directly related to exploration and development activities.

5.	DEBT

($000s)	March 31, 2018	December 31, 2017
Credit Facilities	$56,890	$52,066
Convertible Debentures (liability component)	39,965	39,426
Senior Notes (mature on May 15, 2020)	315,491	305,409
Debt	$412,346	$396,901
Credit Facilities
At March 31, 2018, the Company had $56.9 million outstanding under its $120 million syndicated revolving credit facilities (the “Credit Facilities”) provided by four financial institutions. The Credit Facilities are available on an extendible revolving term basis and consist of a $25 million operating facility and a $95 million syndicated facility. The Credit Facilities have an initial term of one year and are extendible annually at the option of the Company, subject to lender approval, with a one year term-out period if not renewed. Availability under the Credit Facilities is subject to a borrowing base test, which is subject to redetermination in May and November of each year, with the next regularly scheduled redetermination to occur in May 2018.
The Credit Facilities bear interest at a floating rate. For the three months ended March 31, 2018 the weighted average interest rate for amounts borrowed under the Credit Facilities was 4.13%. The Credit Facilities are secured by a $1.0 billion debenture

Bellatrix Exploration Ltd.	8

containing a first ranking charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.
As at March 31, 2018, total outstanding letters of credit were $12.9 million which reduced the amount otherwise available to be drawn under the Credit Facilities.
Convertible Debentures
At March 31, 2018, Bellatrix had outstanding $50 million of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year. The maturity date of the Convertible Debentures is September 30, 2021. Each $1,000 principal amount of Convertible Debenture was convertible at the option of the holder into approximately 123.4568 common shares of Bellatrix (representing a conversion price of $8.10). On and after September 30, 2019 and prior to September 30, 2020, the Convertible Debentures are redeemable at Bellatrix's option, in whole or in part from time to time, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest thereon, if any, if the weighted average trading price of Bellatrix's common shares for the specified period is not less than 125% of the conversion price. The Convertible Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control (as defined by the terms of the indenture governing the Convertible Debentures). On and after September 30, 2020, the Convertible Debentures are redeemable at Bellatrix's option, in whole or in part from time to time, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest thereon, if any, up to but excluding the date set for redemption. The Convertible Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Senior Notes and any other senior indebtedness.

Convertible Debentures
($000s)	Liability Component	Equity Component
Balance, December 31, 2016	$37,420	$7,818
Effective interest on Convertible Debentures	2,006	—
Balance, December 31, 2017	$39,426	$7,818
Effective interest on Convertible Debentures	539	—
Balance, March 31, 2018	$39,965	$7,818
Senior Notes
At March 31, 2018, the Company had outstanding US$250 million of 8.50% senior unsecured notes due May 15, 2020 (the “Senior Notes”). Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part at specified redemption prices. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million, which accrete up to the principal balance at maturity using an effective interest rate of 9.6%.
Subsequent to March 31, 2018, Bellatrix acquired and cancelled US$10 million of the Senior Notes, issuing 7,081,837 common shares of Bellatrix in exchange. The transaction closed on May 4, 2018.

Senior Notes
($000s)	Amount
Balance, December 31, 2016	$324,691
Unrealized foreign exchange gain (1)(2)	(22,079)
Amortization of discount and debt issue costs	2,797
Balance, December 31, 2017	$305,409
Unrealized foreign exchange loss (1)(2)	9,358
Amortization of discount and debt issue costs	724
Balance, March 31, 2018	$315,491

(1)	Exchange rate (CDN$/US$1.00) at March 31, 2018 was 1.2901 (December 31, 2017: 1.2518).

(2)	Amount does not include unrealized gain on foreign exchange contracts of $1.5 million (December 31, 2017: $3.9 million loss), refer to Note 12.

Bellatrix Exploration Ltd.	9

Covenants
The agreement governing the Credit Facilities contains a single maintenance financial covenant, which requires that the Company maintain a ratio of outstanding Senior Debt to consolidated earnings before interest, taxes, depletion, depreciation and amortization (“EBITDA”), as defined by the terms of the agreement governing the Credit Facilities and adjusted for non-cash charges, for a trailing twelve month period of not more than 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition) (the “Senior Debt Covenant”).
The following table lists the covenant under the Credit Facilities and the Company’s compliance therewith as at March 31, 2018:

	Covenant as at	Position at
	March 31, 2018	March 31, 2018
Credit Facilities - Senior Debt Covenant	Maximum Ratio
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	3.00x	1.31	x

(1)
“Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, Credit Facilities, finance lease obligations, deferred lease inducements, deferred capital obligations, deferred financing obligations and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities and current decommissioning liabilities. Senior Debt at March 31, 2018 was $113.7 million.

(2) EBITDA is calculated based on terms and definitions set out in the agreement governing the Credit Facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended March 31, 2018 was $86.9 million.
The Senior Notes do not contain any maintenance financial covenants, but do contain covenants limiting the Company’s ability to incur additional indebtedness, including borrowings under the Credit Facilities, unless one of two alternative tests are satisfied. The first test applies to all future indebtedness and requires that, after giving effect to the incurrence of additional indebtedness, the Company’s fixed charge coverage ratio (which is the ratio of consolidated cash flow to fixed charges (both as defined in the Senior Notes indenture) over the trailing four fiscal quarters) will be at least 2.25 to 1.0. The second test allows the Company to incur additional indebtedness, irrespective of the fixed charge coverage ratio test, as long as the additional indebtedness is incurred under bank facilities (as defined in the Senior Notes indenture, and which includes the Credit Facilities) and generally, the amount thereof is not more than, subject to certain exceptions, the greater of (i) $675 million, and (ii) 35% of adjusted consolidated net tangible assets, or ACNTA, plus $150 million. ACNTA is defined in the indenture governing the Senior Notes and is determined primarily by the value of discounted future net revenues from proved oil and natural gas reserves plus the capitalized cost attributable to the Company’s unevaluated properties. As a result, the Company can currently incur up to $675 million under bank facilities (which include the Credit Facilities) without reference to limitations that would otherwise apply due to the fixed charge coverage ratio test.
The following table lists the covenant under Senior Notes and the Company’s position therewith as at March 31, 2018:

	Covenant as at	Position at
	March 31, 2018	March 31, 2018
Senior Notes - Incurrence Test	Minimum Ratio
Fixed charge coverage (1)	2.25x	2.05	x

(1)
Fixed charge coverage is computed as the ratio of fixed charges (as defined in the indenture governing the Senior Notes, fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net loss and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges). For the trailing twelve months ended March 31, 2018, fixed charges were $38.7 million and consolidated cash flow was $79.3 million.

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6.	OTHER DEFERRED LIABILITIES

($000s)	Finance lease obligation	Deferred lease inducements	Deferred financing obligations(1)	Deferred gain(1)	Deferred Capital Obligation(1)	Total
Balance, December 31, 2017	$6,891	$2,021	$1,505	$13,020	$4,755	$28,192
Deferred lease inducements	—	(83)	—	—	—	(83)
Payments on finance lease	(294)	—	—	—	—	(294)
Drawdown deferred financing obligations	—	—	(1,505)	—	—	(1,505)
Drawdown deferred capital obligations	—	—	—	—	(3,155)	(3,155)
Realized deferred gain	$—	$—	$—	$(13,020)	$—	$(13,020)
Balance, March 31, 2018	$6,597	$1,938	$—	$—	$1,600	$10,135

Current portion of other deferred liabilities	$990	$340	$—	$—	$1,600	$2,930
Long term portion of other deferred liabilities	$5,607	$1,598	$—	$—	$—	$7,205
(1) Bellatrix recognized a deferred financing obligation and a deferred gain pursuant to the sale of a 35% working interest in the Alder Flats Plant in 2016. The Phase 2 expansion project of the Alder Flats Plant was fully commissioned and began selling volumes mid-March 2018.

7.	SHAREHOLDERS’ CAPITAL
Effective July 1, 2017, the Company consolidated its common shares on the basis of 1 new common share for every 5 old common shares outstanding. All figures in the condensed financial statements have been adjusted to reflect the 5:1 consolidation. The number of outstanding share options, Deferred Share Units, Restricted Awards and Performance Awards have also been adjusted proportionately. The corresponding exercise prices have increased by the same ratio. The conversion price and ratio on the Convertible Debentures have also been adjusted proportionately.
Subsequent to March 31, 2018, Bellatrix acquired and cancelled US$10 million of the Senior Notes, issuing 7,081,837 common shares of Bellatrix in exchange. The transaction closed on May 4, 2018.
At March 31, 2018, Bellatrix is authorized to issue an unlimited number of common shares and 95,978,621 preferred shares. At March 31, 2018, no preferred shares have been issued. All shares issued are fully paid and have no par value.

	March 31, 2018		March 31, 2017
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	49,378,026	$1,068,377	49,317,166	$1,068,084
Share issue costs on equity issue, net of tax effect	—	—	—	3
Balance, end of period	49,378,026	$1,068,377	49,317,166	$1,068,087

8.	REVENUE
Bellatrix sells its production pursuant to fixed and variable price contracts. The transaction price for variable priced contracts is based on the commodity price, adjusted for quality, location or other factors, whereby each component of the pricing formula can be either fixed or variable, depending on the contract terms. Under the contracts, the Company is required to deliver a fixed or variable volume of crude oil, natural gas, condensate and NGLs to the contract counterparty. Revenue is recognized when a unit of production is delivered to the contract counterparty. The amount of revenue recognized is based on the agreed transaction price.
The majority of crude oil and natural gas is sold under contracts of varying terms of up to one year. The majority of Bellatrix’s NGLs are sold pursuant to one multi-year contract. Revenues are typically collected on the 25th day of the month following

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production. Processing fees charged to third parties are generally earned under multi-year contracts at fixed fees that vary by volume.
The following table provides a summary of the Company’s revenue disaggregated by revenue source:

	Three months ended March 31,
($000s)	2018	2017
Crude oil and condensate	$15,362	$14,404
NGLs (excluding condensate)	17,262	10,229
Crude oil, condensate and NGLs	32,624	24,633
Natural gas	31,867	40,501
Petroleum and natural gas sales	64,491	65,134
Other income (1)	1,724	890
Total revenue	$66,215	$66,024
(1) Other income primarily consists of processing and other third party income.

9.	SHARE-BASED COMPENSATION PLANS
The following table provides a summary of the Company’s share-based compensation expense (recovery) for the three months ended March 31, 2018 and March 31, 2017:

	Three months ended March 31,
($000s)	2018	2017
Share options expense	$127	$735
Deferred share units expense (recovery)	(482)	(313)
Restricted awards expense (recovery)	(99)	73
Performance awards expense (recovery)	(89)	1
Share-based compensation expense (recovery)	$(543)	$496
The following table provides a summary of the Company’s share-based compensation liability balances within accounts payable and accrued liabilities:

($000s)	Deferred Share Units	Restricted Awards	Performance Awards	Total
Liability balance, March 31, 2018	$730	$590	$321	$1,641
Liability balance, December 31, 2017	$1,212	$754	$457	$2,423

a.	Share Option Plan
The following tables summarize information regarding Bellatrix’s Share Option Plan:
Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2017	$15.62	1,622,132
Forfeited	$12.06	(73,400)
Balance, March 31, 2018	$15.79	1,548,732
As of March 31, 2018, a total of 4,937,803 common shares were reserved for issuance on exercise of share options, leaving an additional 3,389,071 available for future share option grants.

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Share Options Outstanding

	Outstanding			Exercisable
Exercise Price	At March 31, 2018	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	At March 31, 2018	Exercise Price
$ 3.85 - $ 4.47	119,000	$3.85	4.2	—	$—
$ 4.48 - $ 5.55	465,432	$5.10	3.4	225,144	$5.10
$ 5.56 - $ 18.70	76,400	$7.78	3.6	12,997	$14.46
$ 18.71 - $ 19.52	586,000	$18.75	2.2	443,994	$18.75
$ 19.53 - $ 27.48	118,600	$20.30	1.7	118,600	$20.30
$ 27.49 - $ 37.95	67,800	$36.66	0.6	67,800	$36.66
$ 37.96 - $ 45.78	26,700	$39.01	0.8	26,700	$39.01
$ 45.79 - $ 50.20	88,800	$46.28	1.2	88,800	$46.28
$ 3.85 - $ 50.20	1,548,732	$15.79	2.6	984,035	$20.03

b.	Long-term Incentive Plans
The following table summarizes the Deferred Share Units (“DSUs”), Restricted Awards (“RAs”), and Performance Awards (“PAs”) movement for the three months ended March 31, 2018:

	DSUs	RAs	PAs
Balance, December 31, 2017	517,898	823,487	573,055
Forfeited	—	(32,495)	(33,194)
Balance, March 31, 2018	517,898	790,992	539,861

10.	INCOME TAXES
Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia, and Saskatchewan as the Company operates in those jurisdictions.
Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. As at March 31, 2018, Bellatrix had approximately $1.36 billion in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $144.1 million that expire in years through 2033.

11.	FINANCE INCOME AND EXPENSES

	Three months ended March 31,
($000s)	2018	2017
Interest on Credit Facilities (1)	$678	$383
Interest on Convertible Debentures (2)	1,371	1,301
Interest on Senior Notes (2)	7,445	7,716
Accretion on decommissioning liabilities (non-cash)	329	313
Finance expense	$9,823	$9,713

(1)	Includes interest at a floating rate, for the three months ended March 31, 2018. The weighted average interest rate for amounts borrowed under the Credit Facilities was 4.13%.

(2)	Includes amortized costs related to the issuance of the Senior Notes and Convertible Debentures (detailed in note 5).

12.	FOREIGN EXCHANGE
Bellatrix incurs gains and losses in relation to the foreign currency translation of its Senior Notes. The Senior Notes are translated from United States dollars to Canadian dollars using the closing foreign exchange rate for the period. An unrealized foreign exchange gain or loss is included in earnings in the period related to the translation of the outstanding balance of the

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Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

	Three months ended March 31,
($000s)	2018	2017
Unrealized gain (loss) on foreign exchange	$(9,595)	$2,514
Unrealized gain (loss) on foreign exchange contracts	1,504	(809)
Unrealized gain (loss) on foreign exchange	(8,091)	1,705
Realized gain (loss) on foreign exchange	92	(2)
Gain (loss) on foreign exchange	$(7,999)	$1,703
Bellatrix had the following United States dollar foreign exchange forward purchase contracts outstanding at March 31, 2018:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2018	$ 3,000	$ 1.2406	$ 3,722
Fixed	May 14, 2018	$ 3,200	$ 1.2893	$ 4,126
Fixed	May 14, 2020	$ 32,500	$ 1.3076	$ 42,497
Fixed	May 14, 2020	$ 30,000	$ 1.3080	$ 39,240

13.	PER SHARE AMOUNTS

	Three months ended March 31,
	2018	2017
Basic common shares outstanding	49,378,026	49,317,166
Fully dilutive effect of:
Share options outstanding	1,548,732	2,062,020
Shares issuable on conversion of Convertible Debentures	6,172,840	6,172,840
Fully diluted common shares outstanding	57,099,598	57,552,026
Weighted average shares outstanding	49,378,026	49,317,166
Dilutive effect of share options and Convertible Debentures (1)	—	6,172,840
Diluted weighted average shares outstanding	49,378,026	55,490,006
Net (loss) profit per share - basic	$(0.26)	$0.26
Net (loss) profit per share - diluted	$(0.26)	$0.23

(1)
For the three months ended March 31, 2018, a total of 1,548,732 (2017: 2,062,020) share options and 6,172,840 (2017: nil) shares issuable on conversion of Convertible Debentures were excluded from the calculation as they were anti-dilutive.

14.	FINANCIAL RISK MANAGEMENT

a.	Overview
The Company has exposure to credit risk, liquidity risk, and market risk (including foreign exchange risk, commodity price risk, and interest rate risk) from its use of financial instruments.
This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.
The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

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b.	Capital Management
The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it based on changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company‘s capital structure includes shareholders’ equity, Credit Facilities, Senior Notes, Convertible Debentures, and working capital. In order to maintain or adjust the capital structure, the Company may from time to time issue common shares, senior unsecured notes, convertible debentures or other debt instruments, adjust its capital spending, and/or dispose of certain assets to manage current and forecasted debt levels. Bellatrix does not pay dividends.
Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current commodity price environment. Bellatrix expects to be able to fund its 2018 capital program by reinvesting cash flow, asset disposals and borrowings under its Credit Facilities. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations. Please refer to note 5 and ‘Liquidity Risk’ below for further discussion.
The Company monitors its capital structure based on the ratio of total net debt to annualized adjusted funds flow (defined below). This ratio is calculated as total net debt, defined as outstanding Credit Facilities, Convertible Debentures (liability component), Senior Notes, and plus or minus adjusted working capital (defined below), divided by adjusted funds flow (defined below) for the most recent calendar quarter, annualized (multiplied by four). The total net debt to annualized adjusted funds flow ratio may increase at certain times as a result of acquisitions, fluctuations in commodity prices, timing of capital expenditures and other factors. In order to facilitate the management of this ratio, the Company prepares capital expenditure budgets which are reviewed and updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The capital budgets are approved by the Board of Directors.

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The Company’s capital structure and its calculation of the total net debt to adjusted funds flow ratio as defined by the Company is as follows:

Debt to Adjusted Funds Flow Ratio
	Three months ended March 31,
($000s, except where noted)	2018		2017
Shareholders’ equity	761,233		877,502

Credit Facilities	56,890		41,466
Adjusted working capital deficiency (1)	33,840		33,177
Subtotal	90,730		74,643
Senior Notes (mature on May 15, 2020) (2)	315,491		322,845
Net debt (1)	406,221		397,488
Convertible Debentures (liability component)	39,965		37,889
Total net debt (1) at period end	446,186		435,377
Debt to adjusted funds flow ratio (annualized) (3) (1)
Adjusted funds flow (4) (annualized)	58,680		59,564
Net debt (1) to periods adjusted funds flow ratio (annualized) (3)	6.9	x	6.7	x
Total net debt to periods adjusted funds flow ratio (annualized) (3)	7.6	x	7.3	x
Debt to adjusted funds flow ratio (trailing) (1)
Adjusted funds flow (trailing) (4)	58,017		42,932
Net debt (1) to adjusted funds flow ratio (1) (trailing) (5)	7.0	x	9.3	x
Total net debt (1) to adjusted funds flow ratio (1) (trailing) (5)	7.7	x	10.1	x
(1) Net debt and total net debt as presented do not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligation, long-term risk management contract liabilities, decommissioning liabilities, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency, amounts outstanding under Credit Facilities, Convertible Debentures (liability component), and Senior Notes. The adjusted working capital deficiency as presented does not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company calculated adjusted working capital deficiency as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities and the current portion of decommissioning liability. Net debt excludes the liability component of Convertible Debentures that is included in total net debt.
(2) For the three months ended March 31, 2018, Senior Notes includes an unrealized foreign exchange loss of $9.4 million (2017: $2.5 million gain), and does not include an unrealized gain of $1.5 million (2017: $0.8 million loss) on foreign exchange contracts.
(3) For the three months ended March 31, 2018 and 2017, net debt and total net debt to period’s adjusted funds flow ratio (annualized) is calculated based upon first quarter adjusted funds flow annualized. Adjusted funds flow for the three months ended March 31, 2018 was $14.7 million (2017: $14.9 million).
(4) Adjusted funds flow as presented does not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. Adjusted funds flow is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred.
(5) Trailing periods adjusted funds flow ratio annualized is based upon the twelve months ended March 31, 2018 and March 31, 2017.

c.	Credit Risk
Credit risk is the risk of financial loss to Bellatrix if a customer, or counterparty to a financial instrument, fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.
A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $11.3 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are also subject to a periodic internal credit reviews to minimize the risk of non-payment. Bellatrix closely monitors and reassesses the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures

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to certain counterparties by obtaining financial assurances, or reducing credit where it is deemed warranted and permitted under contractual terms.
As at March 31, 2018, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$8,979	$4,927	$13,906
Revenue and other accruals	21,974	2,753	24,727
Less: Allowance for doubtful accounts	—	(1,089)	(1,089)
Total accounts receivable	$30,953	$6,591	$37,544
In order to determine the allowance for doubtful accounts, the Company conducts a qualitative analysis of each account comprising the individual balances within its accounts receivable, including the counterparty’s identity, customary pay practices, and the terms of the contract under which the obligation arose. The Company considers the expected value at risk, by ageing category, and establishes a probability-based provision for any expected losses at the time of recognition. Typically, this review results in a provision of zero. Subsequently, if new information comes to light which challenges historical assertions from initial recognition, the assumptions are changed to accommodate this new information. Based on the review of the individual balances within accounts receivable, at March 31, 2018, and specifically the balances greater than 90 days, a provision of $1.1 million was recorded.
The carrying amount of accounts receivable and derivative assets represent the Company’s maximum credit exposure.

d.	Liquidity Risk
Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with the Senior Debt Covenant described in note 5 and the ability to repay the Credit Facilities.
The Company prepares annual capital expenditure budgets which are regularly monitored and updated as necessary. To facilitate the capital expenditure program, the Company has established Credit Facilities, as outlined in note 5, which are reviewed semi-annually by the lenders thereunder. The borrowing base under the Credit Facilities was $120 million at March 31, 2018. Bellatrix also has Senior Notes and Convertible Debentures outstanding with fixed interest rates, as outlined in note 5, which mature on May 15, 2020 and September 30, 2021, respectively. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.
The following are the contractual maturities of liabilities as at March 31, 2018:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities	$74,907	$74,907	$—	$—	$—
Risk management liability	11,120	6,118	5,002	—	—
Credit Facilities	56,890	—	56,890	—	—
Convertible Debentures (1)	50,000	—	—	50,000	—
Senior Notes (1)	322,525	—	322,525	—	—
Finance lease obligation	6,597	990	945	925	3,737
Total	$522,039	$82,015	$385,362	$50,925	$3,737
(1) Principal amount of the instruments

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e.	Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net profit or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

f.	Foreign Exchange Risk
Foreign exchange risk is the risk that fluctuations in the Canadian/United States dollar foreign exchange rate may impact the Company’s cash flows and net profit. The Company’s realized commodity prices for crude oil and natural gas are based upon United States dollar denominated commodity prices. Fluctuations in the Canadian/United States dollar foreign exchange rate may thus impact commodity prices received by the Company. In addition, the Company has United States dollar denominated Senior Notes and related interest obligations of which future cash payments are directly impacted by the exchange rate in effect on the payment date.
The Company may utilize foreign exchange derivative contracts to manage foreign exchange risk in order to maintain cash flow stability. Foreign exchange derivative transactions are in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Senior Notes or 60% of the Company’s United States dollar revenues over the previous three months. Additionally, the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes or three years. See note 12 for the foreign exchange risk management contacts that the Company has entered into at March 31, 2018.

g.	Commodity Price Risk
Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also global economic events that dictate the levels of supply and demand.
The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.
The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of 36 months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities. The agreement governing the Credit Facilities contains limits on the volumes the Company may hedge based on its trailing quarter sales volumes.
As at March 31, 2018, the Company has entered into commodity price risk management arrangements as follows:
Natural gas fixed price arrangements

Type		Period	Volume	Price		Index
Natural gas fixed	Financial	April 1, 2018 to December 31, 2018	75,000 GJ/d	$2.69	CDN	AECO
Natural gas fixed	Financial	April 1, 2018 to October 31, 2018	9,000 GJ/d	$1.53	CDN	AECO
Natural gas fixed	Financial	April 1, 2019 to December 31, 2019	20,000 GJ/d	$1.79	CDN	AECO

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Natural gas basis differential arrangements

Type		Period	Volume	Price		Index
Natural gas	Financial	April 1, 2018 to October 31, 2018	10,551 GJ/d	$(1.17	) US	AECO 7A/NYMEX
Natural gas	Financial	April 1, 2019 to October 31, 2020	10,551 GJ/d	$(1.17	) US	AECO 7A/NYMEX
Natural gas	Financial	November 1, 2018 - October 31, 2020	10,551 GJ/d	$(1.19	) US	AECO 7A/NGI Chicago
Natural gas	Financial	November 1, 2018 - October 31, 2020	5,275 GJ/d	$(1.23	) US	AECO/Dawn Gas Daily

Natural gas liquids fixed differential arrangements

Type		Period	Volume	Fixed Differential	Index
Propane	Financial	April 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI	OPIS Conway Propane

Crude oil fixed price arrangements

Type		Period	Volume	Price		Index
Oil	Financial	April 1, 2018 to December 31, 2018	1,000 bbl/d	$70.14	CDN	WTI - NYMEX

Crude oil call option arrangements

Type		Period	Volume	Price		Index
Oil	Financial	April 1, 2018 to December 31, 2018	1,500 bbl/d	$80.00	CDN	WTI - NYMEX
Oil	Financial	January 1, 2019 to December 31, 2019	2,000 bbl/d	$80.00	CDN	WTI - NYMEX

h.	Interest Rate Risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in the market interest rates. The Company is exposed to interest rate fluctuations on its Credit Facilities which bear a floating rate of interest. As at March 31, 2018, if interest rates had been 1% lower with all other variables held constant, net loss for the three months ended March 31, 2018 would have been approximately $0.6 million lower, due to lower interest expense. An equal and opposite impact would have occurred to net loss had interest rates been 1% higher.

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i.	Fair Value
The following table sets out the Company’s classification and carrying amount, for each type of financial asset and financial liability at March 31, 2018, and comparative values as at December 31, 2017:

	March 31, 2018
($000s)	FVTPL	Assets at amortized cost	Liabilities at amortized cost	Total	December 31, 2017
Financial Assets:
Accounts receivable	$—	$37,544	$—	$37,544	$45,672
Risk management asset	33,836	—	—	33,836	33,123
Total	$33,836	$37,544	$—	$71,380	$78,795

Financial Liabilities:
Accounts payable and accrued liabilities	$—	$—	$73,266	$73,266	$70,884
Risk management liability	11,120	—	—	11,120	7,890
Deferred shares units	730	—	—	730	1,212
Restricted awards	590	—	—	590	754
Performance awards	321	—	—	321	457
Credit facilities	—	—	56,890	56,890	52,066
Senior notes	—	—	315,491	315,491	305,409
Convertible debentures	—	—	39,965	39,965	39,426
Finance lease obligation	—	—	6,597	6,597	6,891
Total	$12,761	$—	$492,209	$504,970	$484,989
The fair value of accounts receivable, accounts payable and accrued liabilities and finance lease obligation approximate their carrying amounts due to their short terms to maturity.
The Company enters into risk management contracts under master netting arrangements. Under these arrangements, the amounts owed by each counterparty for commodity or foreign exchange contracts outstanding in the same currency or commodity are aggregated into a single net amount receivable or payable. If a default occurs, the net amount subject to a master netting arrangement is receivable or payable for settlement purposes. The carrying amounts of commodity and foreign exchange contracts held under master netting arrangements are recorded on a net basis. At March 31, 2018 and December 31, 2017, the impact of netting gross amounts is not material.
The risk management assets and liabilities at March 31, 2018 include both commodity contracts and foreign exchange contracts. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting. The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of foreign exchange contracts is determined based on the difference between the contracted forward rate and current forward rates, using the remaining settlement amount. The risk management contracts are classified as level 2 within the fair value hierarchy.
Credit Facilities bear interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value. The fair value of the Senior Notes and Convertible Debentures at March 31, 2018 are $264.5 million and $42.3 million, respectively (December 31, 2017 - $299.3 million and $46.0 million, respectively). The fair values of all loans and borrowings are classified as level 2 within the fair value hierarchy.

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The following is a summary of the net risk management asset (liability) as at March 31, 2018 and December 31, 2017:

($000s)	March 31, 2018	December 31, 2017
Current portion commodity contract asset	$30,479	$31,910
Commodity contract asset (long term)	3,223	1,213
Current portion of foreign exchange contract asset	134	—
Foreign exchange contract liability (long term)	(2,052)	(3,422)
Current portion commodity contract liability	(6,118)	(4,468)
Commodity contract liability (long term)	(2,950)	—
Net risk management asset (liability)	$22,716	$25,233

15.	SUPPLEMENTAL CASH FLOW INFORMATION
Changes in Non-cash Working Capital

	Three months ended March 31,
($000s)	2018	2017
Changes in non-cash working capital items:
Accounts receivable	$8,128	$4,143
Deposits and prepaid expenses	186	(2,910)
Loan receivable	—	(419)
Accounts payable and accrued liabilities	2,145	17,557
	$10,459	$18,371
Changes related to:
Operating activities	$893	$(6,031)
Financing activities	4,281	5,841
Investing activities	5,285	18,561
	$10,459	$18,371

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